UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

06 February, 2019

Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-221130) and Form S-8 (File No. 333-168426). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Equinor ASA as of, and for the twelve months ended 31 December  2018, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Equinor fourth quarter 2018 and year end results

Equinor reports net operating income of USD 6.7 billion and net income of USD 3.4 billion.

The fourth quarter and full year were characterised by:

•           Solid results and strong cash flow

•           Strong operational performance. Record high fourth quarter and full year production

•           The reserve replacement ratio (RRR) was all time high at 213%

•           Step-up in quarterly dividend by 13% to USD 0.26 per share, subject to approval by the annual general meeting

“Strong operational performance and high production gave solid results and cash flow in a quarter with significant market volatility. We delivered growing returns for the full year and expect continued earnings growth. Following strong improvements in recent years, the board proposes an increase in quarterly dividend of 13% to USD 0.26 per share,” says Eldar Sætre, President and CEO of Equinor ASA.

“Our cash flow generation was strong across the business for the full year. We have also done several value-enhancing transactions, strengthened our financial position,” says Sætre.

Net operating income was USD 6.7 billion in the fourth quarter, up from USD 5.2 billion in the same period in 2017. High production at higher prices contributed to the increase. Due to sales pricing mechanisms in the market, the significant fall in oil prices led to a one-off effect with a higher than normal differential between realised liquids prices and Brent Blend average. In addition, higher exploration activity and lower refinery and products trading margins impacted net operating income negatively. IFRS net income was USD 3.4 billion, up from USD 2.6 billion in the fourth quarter of 2017. For the full year, IFRS net income was USD 7.5 billion, up from USD 4.6 billion in 2017.

 “In 2018 we sanctioned seven new projects. In the quarter, we started production at Aasta Hansteen, Oseberg Vestflanken and Big Foot, and at the Apodi solar plant in Brazil. We also had the winning bid in an offshore wind lease round offshore Massachusetts in the US," says Sætre.

Equinor delivered total equity production of 2,170 mboe per day in the fourth quarter, an increase from 2,134 mboe per day in the same period in 2017. The increase was mainly due to portfolio changes and new wells especially in the US onshore. New fields coming on stream added to the increase. Expected natural decline in addition to reduced gas off-take partially offset the increase. Equinor delivered all-time high production in 2018 with an underlying production growth of more than 2% [7].

As of year-end 2018, Equinor had completed 24 exploration wells with nine commercial discoveries. Exploration expenses in the quarter were USD 442 million, down from USD positive 207 million in the same quarter of 2017, mainly due to higher seismic and drilling activity, and net impairment reversals in previous periods.

The reserve replacement ratio (RRR) reached an all-time high of 213% in 2018, mainly driven by sanctioning of new fields, positive revisions and acquisitions.

Cash flows provided by operating activities before tax amounted to USD 27.6 billion in 2018 compared to USD 21.0 billion in 2017.

The board of directors proposes to the annual general meeting to increase the dividend by 13% to USD 0.26 per share for the fourth quarter.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for 2018, compared to 0.6 in 2017.

Quarters			Change		Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	(in USD million, unless stated otherwise)	2018	2017	Change

6,745	4,597	5,182	30%	Net operating income (USD million)	20,137	13,771	46%
3,367	1,666	2,575	31%	Net income (USD million)	7,538	4,598	64%
2,170	2,066	2,134	2%	Total equity liquids and gas production (mboe per day) [4]	2,111	2,080	1%
59.0	67.6	56.0	5%	Group average liquids price (USD/bbl) [1]	63.1	49.1	29%

Capital markets update

Today, Equinor presents its update to the capital markets, focusing on three key deliveries:

•           Growing cash flow and returns

•           Investing in a highly competitive portfolio of projects, expected to start production by 2025 and deliver 6 billion barrels to Equinor with low emissions and an average break-even oil price around USD 30 per barrel

•           Delivering continued profitable growth at the Norwegian continental shelf, targeting international opportunities where we increasingly can leverage our industrial strength as an operator, and building a profitable core area in Brazil. Equinor expects to deliver around 3 percent compound annual production growth from 2019 to 2025 [7]

“Equinor is already delivering industry leading returns, and we expect to increase returns and cash flow even further going forward. We delivered record high production in 2018, and we are well positioned for profitable growth in the coming years. Internationally we are increasingly taking the role as operator, and we are strengthening Brazil as a core area for Equinor. On the NCS we expect to deliver at a record high production level in 2025," says Sætre.

“We have a strong and highly profitable portfolio of projects coming on stream towards 2025. In 2019 we will start production from Johan Sverdrup, which is expected to deliver a total production close to 300,000 barrels per day to Equinor at plateau, with a break-even price below 20 dollars per barrel,” says Sætre.

“We have over the past few years significantly improved our project portfolio and fundamentally strengthened our competitive position, creating a stronger and more resilient company. We continue to develop a culture of consistent capital discipline and continuous improvement. Digitalisation and innovation will support further enhanced safety, increased value creation and reduced emissions,” says Sætre.

Equinor’s unit production cost is industry leading around five dollars per barrel. The company is aiming to sustain a unit production cost at around 2017 level in 20201. Equinor has reduced the average break-even price of its non-sanctioned portfolio to below 40 USD per barrel.

Equinor is already an industry leader on carbon efficiency, and the portfolio of projects that will come on stream towards 2025 has 30% lower CO2-emissions per barrel than the current producing portfolio. Equinor continues to develop as a broad energy company, and is gradually building a profitable portfolio also within renewable energy.

FInally, Equinor announces its updated outlook:

•           Equinor expects 2019 production to be around the same level as 2018, and deliver an average annual production growth of around 3% from 2019 to 2025

•           Equinor expects exploration activity of around USD 1.7 billion in 2019

1)      USD per boe Equinor equity production, real, assuming fixed currency.

GROUP REVIEW

Fourth quarter 2018

Total equity liquids and gas production [4] was 2,170 mboe per day in the fourth quarter of 2018, up around 2% compared to 2,134 mboe per day in the fourth  quarter of 2017 mainly due to portfolio changes and new wells especially in the US onshore business. New fields coming on stream added to the increase. Expected natural decline and lower flexible gas off-take partially offset the increase.

Total entitlement liquids and gas production [3] was up 3% to 2,020 mboe per day in the fourth quarter of 2018 compared to 1,962 mboe per day in the fourth  quarter of 2017. The increase was due to the same elements as described above and lower effects from production sharing agreements (PSA) [4] partially offset by higher US royalties [4]. The effects from PSA and US royalties were 150 mboe per day in total in the fourth quarter of 2018 compared to 172 mboe per day in the fourth quarter of 2017.

Quarters			Change	Condensed income statement under IFRS	Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	(unaudited, in USD million)	2018	2017	Change

22,438	19,136	17,114	31%	Total revenues and other income	79,593	61,187	30%

(9,821)	(9,486)	(8,414)	17%	Purchases [net of inventory variation]	(38,516)	(28,212)	37%
(2,701)	(2,493)	(2,433)	11%	Operating and administrative expenses	(10,286)	(9,501)	8%
(2,729)	(2,321)	(1,292)	>100%	Depreciation, amortisation and net impairment losses	(9,249)	(8,644)	7%
(442)	(239)	207	N/A	Exploration expenses	(1,405)	(1,059)	33%

6,745	4,597	5,182	30%	Net operating income	20,137	13,771	46%

(179)	(348)	(39)	>(100%)	Net financial items	(1,263)	(351)	>(100%)

6,566	4,249	5,144	28%	Income before tax	18,874	13,420	41%

(3,200)	(2,583)	(2,568)	25%	Income tax	(11,335)	(8,822)	28%

3,367	1,666	2,575	31%	Net income	7,538	4,598	64%

Net operating income was USD 6,745 million in the fourth quarter of 2018, compared to USD 5,182 million in the fourth quarter of 2017. The increase was primarily due to higher market prices for both liquids and particularly gas while market volatility and sales pricing mechanisms lead to lower than expected realised liquids prices compared to Brent Blend average. The fourth quarter was also positively impacted by changes in fair value of derivatives and inventory hedge effects in addition to a net gain on sale of assets, and a dividend in excess of book value related to an equity accounted investment. The increase was partially offset by increased depreciation expenses mainly due to higher investments, higher production and net impairment reversals in previous periods, in addition to increased exploration expenses due to higher drilling activity.

In the fourth quarter of 2018, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 1,192 million, the net effect of a reduction in provision of USD 682 million related to the Agbami redetermination process in Nigeria and a net gain on sale of assets of USD 546 million.

In the fourth quarter of 2017, net operating income was positively impacted by net impairment reversals of USD 1,647 million, partially offset by negative changes in the fair value of derivatives and inventory hedge effects of USD 264 million.

Operating and administrative expenses were USD 2,701 million in the fourth quarter of 2018, an increase of USD 267 million compared to the fourth quarter of 2017. The increase was mainly driven by higher operating costs due to acquired fields, increased transportation costs and higher operation and maintenance activity, partially offset by the NOK/USD exchange rate development.

Depreciation expenses were USD 2,729 million in the fourth quarter of 2018, compared to USD 1,292 million in the fourth quarter of 2017. The significant increase was mainly related to higher investments and increased production in addition to effects from net impairment reversals in previous periods and portfolio changes. The increase was partially offset by higher proved reserve estimates on several fields.

Exploration expenses were USD 442 million in the fourth quarter of 2018, an increase of USD 649 million compared to the fourth quarter of 2017, mainly due to net impairment reversals in previous periods and higher drilling activity.

Net financial items amounted to a loss of USD 179 million in the fourth quarter of 2018, compared to a loss of USD 39 million in the fourth quarter of 2017. The negative change of USD 140 million is mainly due to loss on derivatives related to our long-term debt portfolio of USD 12 million in the fourth quarter of 2018 compared to a gain of USD 73 million in the fourth quarter of 2017. In addition, interest income and other financial items amounted to positive USD 39 million in the fourth quarter 2018 compared to positive USD 112 million in the fourth quarter of 2017.

Income taxes were USD 3,200 million in the fourth quarter of 2018. The effective tax rate was 48.7%. In the fourth quarter of 2017, income taxes were USD 2,568 million and the effective tax rate was 49.9%. Please see note 5  Income tax to the Condensed interim financial statements for information related to income taxes.

Net income in the fourth  quarter of 2018 was USD 3,367 million, up from USD 2,575 million in the fourth  quarter of 2017. The increase was mainly the increase in net operating income as discussed above, partially offset by higher income taxes and the negative change in net financial items.

Cash flows provided by operating activities increased by USD 2,480 million compared to the fourth quarter of 2017. The increase was mainly due to increased cash flow from derivatives, higher liquids and gas prices and a change in working capital, partially offset by increased tax payments.

Cash flows used in investing activities increased by USD 493 million compared to the fourth quarter of 2017. The increase was mainly due to increased financial investments, partially offset by increased proceeds from the sale of assets and decreased capital expenditures.

Cash flows used in financing activities decreased by USD 2,623 million compared to the fourth quarter of 2017. The decrease was mainly due to reduced repayment of finance debt, partially offset by increased dividend paid.

Total cash flows increased by USD 4,610 million compared to the fourth quarter of 2017.

Full year 2018

Net operating income was USD 20,137 million in 2018 compared to USD 13,771 million in 2017. The 46% increase was primarily driven by higher liquids and gas prices and higher volumes. The increase was partially offset by lower impairment reversals compared to 2017, increased operating and administrative expenses due to higher operation and maintenance activity, increased depreciation expenses due to higher investments and production, and increased exploration expenses due to higher drilling activity.

In addition to the positive effect from a net gain on sale of assets of USD 654 million and the effect of a reduction in provision of USD 564 million, net operating income was positively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 375 million, net impairment reversals of USD 315 million, and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. Net operating income was negatively impacted by operational storage effects of USD 132 million in 2018.

In 2017, net operating income was positively impacted by net impairment reversals of USD 1,137 million, a reversal of provisions related to our operations in Angola of USD 754 million and positive changes in the fair value of derivatives and inventory hedge contracts of USD 240 million, and negatively impacted by net losses on the sale of assets of USD 372 million.

Operating and administrative expenses were USD 10,286 million in 2018, an increase of USD 785 million compared to 2017. The increase was primarily due to higher operation and maintenance activity, acquired fields and increased transportation costs primarily driven by volume growth.

Depreciation expenses were USD 9,249 million in 2018, an increase of USD 605 million compared to 2017. The increase was mainly due to increased production in the E&P International segment, net effect of a reduction in provision related to the Agbami redetermination process in Nigeria and effects from net impairment reversals in previous periods. Higher proved reserves estimate on several fields partially offset the increase.

Exploration expenses increased by USD 346 million to USD 1,405 million in 2018, primarily due to higher drilling costs because of more expensive wells being drilled and lower net impairment reversals compared to 2017. The increase was partially offset by a higher portion of exploration expenses being capitalised compared to 2017.

Net financial items amounted to a loss of USD 1,263 million in 2018, compared to a loss of USD 351 million in 2017. The negative change of USD 912 million is mainly due to the reversal of the provision related to our operations in Angola in the second quarter of 2017 of USD 319 million, currency loss of USD 166 million in 2018 compared to a gain of 126 million in 2017. In addition, a loss on derivatives related to our long-term debt portfolio of USD 341 million in 2018, compared to a loss of USD 61 million in 2017.

Income taxes were USD 11,335 million in 2018, and the effective tax rate was 60.1%. Income taxes in 2017 were USD 8,822 million, and the effective tax rate was 65.7%. Please see note 5 Income tax to the Condensed interim financial statements for information related to income taxes.

Net income in 2018 was USD 7,538 million compared to USD 4,598 million in 2017. The increase was mainly due to the increase in net operating income previously discussed, partially offset by the higher income taxes and the negative change in net financial items.

Cash flows provided by operating activities increased by USD 4,892 million compared to the full year 2017. The increase was mainly due to higher liquids and gas prices and a change in working capital, partially offset by increased tax payments.

Cash flows used in investing activities increased by USD 1,095 million compared to the full year 2017. The increase was mainly due to increased additions through business combinations and increased capital expenditures, partially offset by increased proceeds from the sale of assets, reduced financial investments and increased cash flow from derivatives.

Cash flows used in financing activities decreased by USD 798 million compared to the full year 2017. The decrease was mainly due to reduced repayment of finance debt and a bond issue, partially offset by increased dividends paid and increased collateral payments related to derivatives.

Total cash flows increased by USD 4,595 million compared to the full year 2017.

Proved reserves at the end of 2018 were 6.175 billion boe, a net increase of 808 million boe compared to 5.367 billion boe at the end of 2017. The increase was mainly due to extensions and discoveries from sanctioning of new field development projects, mainly from the Troll phase 3 and the Johan Sverdrup phase 2 developments. Positive reserves revisions mainly due to continued drilling and improved oil recovery (IOR) efforts, higher prices and improved production performance, in addition to the acquisition of the Roncador field in Brazil and the increased ownership share in the Martin Linge field in Norway, contributed to the increase. The increase in reserves was partially offset by the 2018 production.

The reserve replacement ratio (RRR) was 213% in 2018 compared to 150% in 2017. The RRR measures the proved reserves added to the reserve base and includes the effects of sales and purchases, relative to the amount of oil and gas produced. The average three-year replacement ratio (including the effects of sales and purchases), was 153% at the end of 2018 compared to 99% at the end of 2017. The organic reserves replacement ratio, excluding sales and purchases was 189% compared to 148% in 2017. The organic average three-year replacement ratio, was 144% at the end of 2018.

All numbers are including equity accounted entities.

OUTLOOK

•               Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.7 billion for 2019, excluding signature bonuses

•               Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•               For the period 2019 – 2025, production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)

•               Production  [7]  for 2019 is estimated to be around the 2018 level

•               Scheduled maintenance activity is estimated to reduce quarterly production by approximately 15 mboe per day in the first quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Fourth quarter 2018 review

Average daily production of liquids and gas decreased by 4% to 1,317 mboe per day in the fourth quarter of 2018, compared to
1,376 mboe per day in the fourth quarter of 2017. The decrease was mainly due to expected natural decline and lower flexible gas off-take, partially offset by positive contributions from new wells and new fields.

Net operating income  was USD 3,736 million in the fourth quarter of 2018 compared to USD 3,211 million in the fourth quarter of 2017. The increase was mainly due to a higher gas transfer price. High market volatility and sales pricing mechanisms lead to lower than expected realised liquid price compared to Brent Blend average. In the fourth quarter of 2018, a gain from the sale of exploration assets positively impacted net operating income by USD 490 million. In the fourth quarter of 2017, reversals of impairment of USD 268 million positively impacted net operating income, partially offset by an underlift effect of USD 69 million.

Total revenues and other income increased in the fourth quarter of 2018 compared to the fourth quarter of 2017, primarily driven by a higher gas transfer price.

Operating and administrative expenses  increased mainly due to a change in the estimate for Gassled removal cost and project ramp-up, partially offset by the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses increased mainly due to effects from impairment reversals in previous periods and increased field specific investment levels, partially offset by production with no depreciation effect and increased proved reserves on several fields.

Exploration expenses increased mainly due to higher drilling activity and more wells being expensed this quarter.

Quarters			Change	Income statement under IFRS	Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	(in USD million)	2018	2017	Change

6,036	5,465	5,082	19%	Total revenues and other income	22,475	17,692	27%

(852)	(781)	(780)	9%	Operating and administrative expenses	(3,270)	(2,954)	11%
(1,272)	(1,196)	(977)	30%	Depreciation, amortisation and net impairment losses	(4,370)	(3,874)	13%
(177)	(94)	(114)	56%	Exploration expenses	(431)	(379)	14%

3,736	3,393	3,211	16%	Net operating income	14,406	10,485	37%

Full year 2018

Net operating income for Exploration & Production Norway was USD 14,406 million in 2018 compared to USD 10,485 million in 2017. The increase was primarily driven by higher liquids prices and gas transfer price, partially offset by reduced volumes.

In 2018, net operating income was positively impacted by net impairment reversals of USD 597 million, a gain from the sale of exploration assets of USD 490 million and the implementation effect of USD 216 million related to a change of accounting policy for lifting imbalances.  In 2017, net impairment reversals of USD 905 million positively impacted net operating income.

Total revenues and other income increased by 23% in 2018 compared to 2017, primarily driven by higher liquids prices and gas transfer price, partially offset by reduced volumes.

Operating and administrative expenses  increased mainly due to increased transportation costs and new fields coming on stream.

Depreciation, amortisation and net impairment losses increased mainly due to new fields coming on stream, increased field specific investment level and effects from impairment reversals, partially offset by changes in reserves.

Exploration expenses  increased mainly due to higher drilling costs because of more expensive wells being drilled, partially offset by a higher portion of exploration expenditure being capitalised in 2018.

EXPLORATION & PRODUCTION INTERNATIONAL

Fourth quarter 2018 review

Average daily equity production of liquids and gas increased by 13% to 854 mboe per day in the fourth quarter of 2018 compared to 757 mboe per day in the fourth quarter of 2017. The increase was primarily driven by new fields in Brazil and offshore North America, and new wells in the US onshore, partially offset by expected natural decline.

Average daily entitlement production of liquids and gas  increased by 20% to 704 mboe per day in the fourth quarter of 2018 compared to 585 mboe per day in the fourth quarter of 2017. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4] partially offset by higher US royalties [4]. The effects from PSA and US royalties were 150 mboe per day in the fourth quarter of 2018 compared to 172 mboe per day in the fourth quarter of 2017.

Net operating income was USD 1,456 million in the fourth quarter of 2018 compared to USD 1,754 million in the fourth quarter of 2017. The decrease was mainly due to a net reversal of impairments of USD 1,331 million in the fourth quarter of 2017, and due to increased operating, administrative and depreciation expenses in the fourth quarter of 2018. This was partially offset by higher realised liquids and gas prices combined with higher entitlement production, and the net effect of a reduction in provisions related to a redetermination process in Nigeria of USD 682 million in the fourth quarter of 2018.

Operating and administrative expenses increased due to acquired fields, higher operation and maintenance activity, and increased transportation costs primarily driven by volume growth.

Depreciation, amortisation and net impairment losses increased mainly due to a net reversal of impairments in the fourth quarter of 2017, and due to higher production in the fourth quarter of 2018, partially offset by higher reserves estimates.

Exploration expenses increased mainly due to the net impairment reversals in 2017, higher drilling costs, seismic and field development activity, partially offset by a higher portion of exploration expenses being capitalised.

Quarters			Change	Income statement under IFRS	Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	(in USD million)	2018	2017	Change

3,877	3,050	2,311	68%	Total revenues and other income	12,399	9,256	34%

(33)	11	0	N/A	Purchases [net of inventory variation]	(26)	(7)	>100%
(781)	(822)	(620)	26%	Operating and administrative expenses	(3,006)	(2,804)	7%
(1,342)	(1,016)	(259)	>100%	Depreciation, amortisation and net impairment losses	(4,592)	(4,423)	4%
(264)	(145)	321	N/A	Exploration expenses	(973)	(681)	43%

1,456	1,078	1,754	(17%)	Net operating income	3,802	1,341	>100%

Full year 2018

Net operating income for E&P International was USD 3,802 million in 2018 compared to USD 1,341 million in 2017. The increase was due to improved liquids and gas prices, higher production, and the net effect of a reduction in provisions related to a redetermination process in Nigeria of USD 682 million. The increases were partially offset by higher operating and administrative expenses, and by positive effects in 2017 from the reversal of provisions related to our operations in Angola of USD 754 million. In 2018, net operating income was negatively impacted by net impairments of USD 435 million mainly related to North American assets. In 2017, net operating income was positively impacted by net reversal of impairments of USD 183 million and negatively by net losses from the sale of assets of USD 379 million.

Total revenues and other income increased mainly due to higher realised liquids and gas prices and higher production. and the  effect of a reduction in provisions related to a redetermination process in Nigeria of USD 823 million.

Operating and administrative expenses increased primarily due to acquired fields, higher operation and maintenance activity, and increased royalties and transportation costs driven by volume growth and higher liquids prices. In addition, reduced provisions in 2017 related to future asset retirement costs contributed to the increase.

Depreciation, amortisation and net impairment losses increased mainly due to net impairments related to North American assets, partially offset by higher reserves estimates.

Exploration expenses increased mainly due to lower net impairment reversals and higher drilling costs, seismic and field development activity, partially offset by a higher portion of exploration expenses being capitalised.

MARKETING, MIDSTREAM & PROCESSING

Fourth quarter 2018 review

Natural gas sales volumes amounted to 15.4 billion standard cubic meters (bcm) in the fourth quarter of 2018, down 0.2 bcm compared to fourth quarter of 2017. Of the total gas sales in fourth quarter of 2018, entitlement gas was 13.8 bcm, slightly down from the fourth quarter of 2017. The decrease was due to lower Norwegian continental shelf entitlement volumes, offset by an increase in US entitlement volumes.

Average invoiced European natural gas sales price [8] increased by 22% in the fourth quarter of 2018 compared to the fourth quarter of 2017 mainly due to increasing coal prices, high demand for storage injection and lower LNG supply. Average invoiced North American piped gas sales price [8] increased by 42% in the same period mainly due to an increase in the Henry Hub price and sales area basis.

Net operating income was USD 1,255 million in the fourth quarter of 2018 compared to USD 343 million in the fourth quarter of 2017. The increase was mainly related to unrealised derivative gains and periodisation of inventory hedging effects totalling USD 1,184 million in the fourth quarter of 2018 compared to a loss of USD 276 million in the same period of 2017. Negative operational storage effects in the fourth quarter of 2018 of USD 272 million compared to positive USD 77 million in the fourth quarter of 2017, and reduced processing margins in the fourth quarter of 2018 partially offset the increase.

Purchases [net of inventory variation] increased mainly due to higher prices for crude oil and gas. High market volatility and sales pricing mechanisms lead to lower than expected average liquid price compared to Brent Blend average.

Operating and administrative expenses increased mainly due to increased transportation costs for liquids globally, and for gas in the US.

Depreciation, amortisation and net impairment increased slightly due to the effects from impairment reversals in previous periods.

Quarters			Change	Income statement under IFRS	Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	(in USD million)	2018	2017	Change

20,320	18,718	16,744	21%	Total revenues and other income	75,794	59,071	28%

(17,817)	(17,429)	(15,269)	17%	Purchases [net of inventory variation] [6]	(69,296)	(52,647)	32%
(1,150)	(1,040)	(1,095)	5%	Operating and administrative expenses	(4,377)	(3,925)	11%
(98)	(92)	(38)	>100%	Depreciation, amortisation and net impairment losses	(215)	(256)	(16%)

1,255	157	343	>100%	Net operating income	1,906	2,243	(15%)

Full year 2018

Net operating income for MMP was USD 1,906 million in 2018 compared to USD 2,243 million in 2017. The decrease was mainly due to operational storage effects of negative USD 132 million compared to positive USD 94 million in 2017, lower liquids trading results and reduced processing margins in 2018 compared to 2017. The decrease was partially offset by improved LNG results, the sale of ownership share in infrastructure assets of USD 129 million in 2018 and the net change in impairment reversals of USD 107 million between the periods.

Total revenues and other income increased primarily driven by increased prices for all products.

Purchases [net of inventory variation] increased primarily due to increased prices for all products.

Operating and administrative expenses increased mainly due to increased transportation costs related to gas globally and higher liquids volumes, in addition to higher operation and maintenance activity related to refineries. The development in the NOK/USD exchange rate added to the increase.

Depreciation, amortisation and net impairment losses decreased mainly due tothe net change in impairment reversals of USD 107 million, partially offset by increased depreciation mainly due to a new processing asset.

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2018

CONSOLIDATED STATEMENT OF INCOME

Quarters				Full year	Full year
Q4 2018	Q3 2018	Q4 2017	(unaudited, in USD million)	2018	2017

21,722	18,989	17,110	Revenues	78,555	60,971
136	42	(3)	Net income/(loss) from equity accounted investments	291	188
580	105	7	Other income	746	27

22,438	19,136	17,114	Total revenues and other income	79,593	61,187

(9,821)	(9,486)	(8,414)	Purchases [net of inventory variation]	(38,516)	(28,212)
(2,510)	(2,306)	(2,271)	Operating expenses	(9,528)	(8,763)
(190)	(187)	(163)	Selling, general and administrative expenses	(758)	(738)
(2,729)	(2,321)	(1,292)	Depreciation, amortisation and net impairment losses	(9,249)	(8,644)
(442)	(239)	207	Exploration expenses	(1,405)	(1,059)

6,745	4,597	5,182	Net operating income/(loss)	20,137	13,771

(179)	(348)	(39)	Net financial items	(1,263)	(351)

6,566	4,249	5,144	Income/(loss) before tax	18,874	13,420

(3,200)	(2,583)	(2,568)	Income tax	(11,335)	(8,822)

3,367	1,666	2,575	Net income/(loss)	7,538	4,598

3,366	1,665	2,574	Attributable to equity holders of the company	7,535	4,590
1	0	1	Attributable to non-controlling interests	3	8

1.01	0.50	0.78	Basic earnings per share (in USD)	2.27	1.40
1.01	0.50	0.77	Diluted earnings per share (in USD)	2.27	1.40
3,329	3,329	3,298	Weighted average number of ordinary shares outstanding (in millions)	3,326	3,268

See note 9 Changes in accounting policies 2018.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				Full year
Q4 2018	Q3 2018	Q4 2017	(unaudited, in USD million)	2018	2017

3,367	1,666	2,575	Net income/(loss)	7,538	4,598

(132)	54	244	Actuarial gains/(losses) on defined benefit pension plans	(110)	172
26	(13)	(61)	Income tax effect on income and expenses recognised in OCI1)	22	(38)
(106)	41	183	Items that will not be reclassified to the Consolidated statement of income	(88)	134

(1,433)	(43)	(668)	Currency translation adjustments	(1,652)	1,710
(0)	0	(15)	Net gains/(losses) from available for sale financial assets	64	(64)
6	(5)	(27)	Share of OCI from equity accounted investments	(5)	(40)
(1,426)	(48)	(711)	Items that may be subsequently reclassified to the Consolidated statement of income	(1,593)	1,607

(1,533)	(6)	(528)	Other comprehensive income/(loss)	(1,681)	1,741

1,834	1,659	2,048	Total comprehensive income/(loss)	5,857	6,339

1,833	1,659	2,047	Attributable to the equity holders of the company	5,855	6,331
1	0	1	Attributable to non-controlling interests	3	8

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

	At 31 December	At 30 September	At 31 December
(unaudited, in USD million)	2018	2018	2017

ASSETS
Property, plant and equipment	65,262	67,384	63,637
Intangible assets	9,672	9,880	8,621
Equity accounted investments	2,863	2,801	2,551
Deferred tax assets	3,304	2,688	2,441
Pension assets	831	1,158	1,306
Derivative financial instruments	1,032	1,003	1,603
Financial investments	2,455	2,609	2,841
Prepayments and financial receivables	1,033	1,281	912

Total non-current assets	86,452	88,804	83,911

Inventories	2,144	3,449	3,398
Trade and other receivables	8,998	10,000	9,425
Derivative financial instruments	318	249	159
Financial investments	7,041	8,623	8,448
Cash and cash equivalents	7,556	4,919	4,390

Total current assets	26,056	27,239	25,820

Assets classified as held for sale	0	0	1,369

Total assets	112,508	116,043	111,100

EQUITY AND LIABILITIES
Shareholders' equity	42,970	41,907	39,861
Non-controlling interests	19	23	24

Total equity	42,990	41,930	39,885

Finance debt	23,264	24,173	24,183
Deferred tax liabilities	8,671	8,341	7,654
Pension liabilities	3,820	3,997	3,904
Provisions	15,952	16,540	15,557
Derivative financial instruments	1,207	1,061	900

Total non-current liabilities	52,914	54,113	52,198

Trade, other payables and provisions	8,369	10,154	9,737
Current tax payable	4,654	6,189	4,057
Finance debt	2,463	1,823	4,091
Dividends payable	766	766	729
Derivative financial instruments	352	1,068	403

Total current liabilities	16,605	20,000	19,017

Total liabilities	69,519	74,113	71,214

Total equity and liabilities	112,508	116,043	111,100

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings*	Currency translation adjustments	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2016	1,156	6,607	32,573	(5,264)	0	35,072	27	35,099
Net income/(loss)			4,590			4,590	8	4,598
Other comprehensive income/(loss)			71	1,710	(40)	1,741		1,741
Total comprehensive income/(loss)								6,339
Dividends	24	1,333	(2,891)			(1,534)		(1,534)
Other equity transactions		(8)	0			(8)	(10)	(18)

At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885

At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income/(loss)			7,535			7,535	3	7,538
Other comprehensive income/(loss)			(24)2)	(1,652)	(5)	(1,681)		(1,681)
Total comprehensive income/(loss)								5,857
Dividends1)	5	333	(3,064)			(2,726)		(2,726)
Other equity transactions		(19)	0			(19)	(8)	(27)

At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990

*        Numbers previously published under Available for sale financial assets column is transferred to Retained earnings column.

1)      For more information, see note 7 Dividends.

2)      For more information, see note 9 Changes in accounting policies 2018.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				Full year
Q4 2018	Q3 2018	Q4 2017		2018	2017
		(restated*)	(unaudited, in USD million)		(restated*)

6,566	4,249	5,144	Income/(loss) before tax	18,874	13,420

2,730	2,321	1,292	Depreciation, amortisation and net impairment losses	9,249	8,644
52	24	(501)	Exploration expenditures written off	357	(8)
(68)	77	(112)	(Gains) losses on foreign currency transactions and balances	166	(127)
(543)	(104)	(4)	(Gains) losses on sales of assets and businesses	(648)	395
(624)	327	137	(Increase) decrease in other items related to operating activities2)	(526)	(884)
(859)	360	46	(Increase) decrease in net derivative financial instruments	409	19
54	45	30	Interest received	176	148
(124)	(93)	(218)	Interest paid	(441)	(622)

7,184	7,207	5,813	Cash flows provided by operating activities before taxes paid and working capital items	27,615	20,985

(3,681)	(1,887)	(2,462)	Taxes paid	(9,010)	(5,766)

697	98	(1,630)	(Increase) decrease in working capital	1,090	(417)

4,200	5,417	1,720	Cash flows provided by operating activities	19,694	14,802

(0)	0	0	Additions through business combinations3)	(3,557)	0
(2,990)	(3,073)	(3,398)	Capital expenditures and investments	(11,367)	(10,755)
1,345	(2,756)	3,211	(Increase) decrease in financial investments	1,358	592
67	117	(61)	(Increase) decrease in derivatives financial instruments	238	(439)
264	21	42	(Increase) decrease in other items interest bearing	343	79
620	135	4	Proceeds from sale of assets and businesses	1,773	406

(694)	(5,557)	(201)	Cash flows used in investing activities	(11,212)	(10,117)

(0)	998	0	New finance debt	998	0
(756)	(8)	(3,507)	Repayment of finance debt	(2,875)	(4,775)
(760)	(765)	(373)	Dividend paid	(2,672)	(1,491)
720	(1,420)	461	Net current finance debt and other	(476)	444

(796)	(1,195)	(3,419)	Cash flows provided by (used in) financing activities	(5,024)	(5,822)

2,710	(1,335)	(1,900)	Net increase (decrease) in cash and cash equivalents	3,458	(1,137)

(73)	247	(40)	Effect of exchange rate changes on cash and cash equivalents	(292)	436
4,919	6,006	6,330	Cash and cash equivalents at the beginning of the period (net of overdraft)	4,390	5,090

7,556	4,919	4,390	Cash and cash equivalents at the end of the period (net of overdraft)1)	7,556	4,390

*      Related to a change in accounting policies, see note 9 Changes in accounting policies 2018 for more information.

1)      At 31 December 2018 and at 31 December 2017 cash and cash equivalents net overdraft were zero.

2)      The reversal of the provision related to profit oil and interest expenses relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 had no cash effect and was excluded from Cash flow provided by operating activities.

3)      Related to capital expenditures on the acquisition of interests in the Roncador field in Brazil, and the Martin Linge field and Garantiana discovery on the NCS, see note 3 Acquisitions and disposals for further information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil ASA changed its name to Equinor ASA following approval of the name change by the company’s annual general meeting on 15 May 2018.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS (previously named Statoil Petroleum AS), a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the fourth quarter of 2018 were authorised for issue by the board of directors on 5 February 2019.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2017.

With effect from 1 January 2018, Equinor implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows. Reference is made to note 9 Changes in accounting policies 2018 for further information about these policy changes.

There have been no other changes to significant accounting policies in the four quarters of 2018 compared to the Consolidated annual financial statements for 2017.

IFRS 16 Leases will be implemented by Equinor on 1 January 2019. Reference is made to Note 10 IFRS 16 Leases for further information about the new standard and the expected implementation impact of the standard.

The issue of which method is the most appropriate for reflecting revenues related to lifting imbalances, and how to recognise revenue from the production of oil and gas properties in which an entity shares an interest with other companies, has been the subject of discussions in the IFRS Interpretations Committee (IFRIC) during the last months of 2018. No final decision has yet been made by the IASB in the matter. As stated above and explained in Note 9 Change in accounting policies 2018 in the section Change in accounting for lifting imbalances, Equinor in 2018 voluntarily changed its accounting policy from previously recognising revenue on the basis of volumes lifted and sold to customers during the period (the sales method) to instead recognising revenue based on Equinor’s ownership in producing fields. Based on the IFRIC discussions to date, Equinor has decided to return to the sales method. This change in policy will be implemented on 1 January 2019 and the impact on Equinor’s equity upon implementation is expected to be immaterial.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor’s operations are managed through the following business areas: Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB). With effect from the third quarter 2018 DPB is a new business area and former Development & Production USA (DPUSA) is included in DPI. These changes have no effect on the reporting segments.

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The business areas DPI and DPB are aggregated into the reporting segment Exploration & Production International
(E&P International). The aggregation has its basis in similar economic characteristics, such as the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the fourth quarter of 2018 and 2017 is presented below. The reported measure of segment profit is net operating income/(loss).  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Fourth quarter 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	488	1,573	20,228	14	0	22,302
Revenues inter-segment	5,589	2,299	87	0	(7,976)	0
Net income/(loss) from equity accounted investments	(41)	6	5	165	0	136

Total revenues and other income	6,036	3,877	20,320	180	(7,976)	22,438

Purchases [net of inventory variation]	1	(33)	(17,817)	(0)	8,029	(9,821)
Operating, selling, general and administrative expenses	(852)	(781)	(1,150)	(98)	182	(2,701)
Depreciation, amortisation and net impairment losses	(1,272)	(1,342)	(98)	(18)	0	(2,729)
Exploration expenses	(177)	(264)	0	0	(0)	(442)

Net operating income/(loss)	3,736	1,456	1,255	63	235	6,745

Additions to PP&E, intangibles and equity accounted investments	1,442	1,141	75	205	0	2,862

Fourth quarter 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	32	336	16,689	61	0	17,117
Revenues inter-segment	5,064	1,970	39	0	(7,073)	0
Net income/(loss) from equity accounted investments	(14)	6	17	(12)	0	(3)

Total revenues and other income	5,082	2,311	16,744	50	(7,073)	17,114

Purchases [net of inventory variation]	(0)	0	(15,269)	(0)	6,855	(8,414)
Operating, selling, general and administrative expenses	(780)	(620)	(1,095)	(51)	112	(2,433)
Depreciation, amortisation and net impairment losses	(977)	(259)	(38)	(18)	0	(1,292)
Exploration expenses	(114)	321	0	(0)	0	207

Net operating income/(loss)	3,211	1,754	343	(20)	(105)	5,182

Additions to PP&E, intangibles and equity accounted investments	1,163	2,239	103	223	0	3,728

Full year 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	588	3,181	75,487	45	0	79,301
Revenues inter-segment	21,877	9,186	291	2	(31,355)	0
Net income/(loss) from equity accounted investments	10	31	16	234	0	291

Total revenues and other income	22,475	12,399	75,794	280	(31,355)	79,593

Purchases [net of inventory variation]	2	(26)	(69,296)	(0)	30,805	(38,516)
Operating, selling, general and administrative expenses	(3,270)	(3,006)	(4,377)	(288)	653	(10,286)
Depreciation, amortisation and net impairment losses	(4,370)	(4,592)	(215)	(72)	0	(9,249)
Exploration expenses	(431)	(973)	0	0	0	(1,405)

Net operating income/(loss)	14,406	3,802	1,906	(79)	103	20,137

Additions to PP&E, intangibles and equity accounted investments	6,947	7,403	331	519	0	15,201

Balance sheet information
Equity accounted investments	1,102	296	92	1,373	0	2,863
Non-current segment assets	30,762	38,672	5,148	353	0	74,934
Non-current assets, not allocated to segments						8,655

Total non-current assets						86,452

Full year 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	(23)	1,984	58,935	102	0	60,999
Revenues inter-segment	17,586	7,249	83	1	(24,919)	0
Net income/(loss) from equity accounted investments	129	22	53	(16)	0	188

Total revenues and other income	17,692	9,256	59,071	87	(24,919)	61,187

Purchases [net of inventory variation]	0	(7)	(52,647)	(0)	24,442	(28,212)
Operating, selling, general and administrative expenses	(2,954)	(2,804)	(3,925)	(235)	418	(9,501)
Depreciation, amortisation and net impairment losses	(3,874)	(4,423)	(256)	(91)	(0)	(8,644)
Exploration expenses	(379)	(681)	0	0	(0)	(1,059)

Net operating income/(loss)	10,485	1,341	2,243	(239)	(59)	13,771

Additions to PP&E, intangibles and equity accounted investments	4,869	5,063	320	543	0	10,795

Balance sheet information
Equity accounted investments	1,133	234	134	1,050	0	2,551
Non-current segment assets	30,278	36,453	5,137	390	0	72,258
Non-current assets, not allocated to segments						9,102

Total non-current assets						83,911

In the fourth quarter of 2018 the E&P International segment was impacted by a net release of a provision, combined with the effect of volumes lifted as of 31 December 2018, related to the redetermination process for the Agbami field in Nigeria. The effect on net operating income was USD 646 million. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

Net income from equity accounted investments in the Other segment was impacted by a dividend of USD 137 million in excess of the carrying value of the investment.

In the fourth quarter of 2018 Equinor recognised net impairment of USD 36 million which was classified as Exploration expenses mainly in the E&P International segment.

For information regarding implementation of IFRS 15 and change of accounting policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, see note 9 Changes in accounting policies 2018.

For information regarding acquisition of interests, see note 3 Acquisitions and disposals.

Revenues from contract with customers by geographical areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the full year of 2018, Norway constitutes 75% and the US constitutes 18% of such revenues.

Non-current assets by country

	At 31 December	At 30 September	At 31 December
(in USD million)	2018	2018	2017

Norway	34,952	37,012	34,588
USA	19,409	19,420	19,267
Brazil	7,861	7,715	4,584
UK	4,588	4,543	4,222
Angola	1,874	2,111	2,888
Canada	1,546	1,606	1,715
Azerbaijan	1,452	1,452	1,472
Algeria	986	1,076	1,114
Other countries	5,128	5,130	4,958

Total non-current assets1)	77,797	80,065	74,809

1)   Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition of offshore wind lease in USA

In the fourth quarter Equinor submitted a winning bid of USD 135 million for lease OCS-A 0520, during the online offshore wind auction, where Equinor has been declared the provisional winner of one of three leases in an area offshore the Commonwealth of Massachusetts. Upon completion, which is subject to governmental approval, the acquisition will be recognised in the Other segment  in the first half of 2019.

Swap of the interests in the Norwegian Sea and the North Sea region of the Norwegian continental shelf (NCS)

In the fourth quarter Equinor and Faroe Petroleum have agreed a number of transactions in the Norwegian Sea and the North Sea region of the Norwegian continental shelf (NCS). These transactions are considered a balanced swap when it comes to value with no cash consideration. The effective dates of the transactions are 1 January 2019 with closing subject to governmental approval. Upon closing, which is expected within the first half of 2019, the transactions will be recognised in the Exploration & Production Norway (E&P Norway) segment.

Acquisition of interest in Rosebank project in UK

In the fourth quarter Equinor signed an agreement to acquire Chevron’s 40% operated interest in the Rosebank project, one of the largest undeveloped fields on the UK continental shelf. The other partners in the field are Suncor Energy (40%) and Siccar Point Energy (20%). The transaction was closed in January 2019 and will be recognised in the Exploration & Production International (E&P International) segment.

Divestment of the interests in the discoveries on the NCS shelf

In the fourth quarter Equinor closed an agreement with Aker BP to sell its 77.8% operated interest in the King Lear discovery on the NCS shelf for a total consideration of USD 250 million and an agreement with PGNiG to sell its non-operated interests in the Tommeliten discovery on the NCS for a total consideration of USD 220 million. A gain of USD 449 million has been presented in the line item other income in the Consolidated statement of income in the E&P Norway segment. The transaction was tax exempt under the Norwegian petroleum tax legislation.

Acquisition of 100% shares in Danske Commodities

In the third quarter of 2018 Equinor has entered into an agreement to buy 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a consideration of EUR 400 million, which will be adjusted for certain net cash and net working capital positions at closing. In addition, some smaller contingent payments depending on DC’s performance have been agreed. The transaction was closed in January 2019. Upon closing of the transaction, the assets and liabilities related to the acquired business will be reflected according to IFRS 3 Business Combinations. The transaction will be accounted for in the Marketing, Midstream & Processing (MMP) segment and will result in goodwill reflecting the expected synergies on the acquisition. At this stage, both the purchase price and the purchase price allocation are preliminary.

Acquisition and divestment of operated interest in Carcara field in Brazil

In the third quarter of 2018 Equinor and Barra Energia (“Barra”) signed an agreement to acquire Barra’s 10% interest in the BM-S-8 licence in Brazil’s Santos basin. Upon closing, Equinor intends to sell down 3.5% to ExxonMobil and 3% to Galp, so fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra’s 10% interest is USD 379 million, the same as for

Equinor’s earlier transaction in BM-S-8 with Queiroz Galvão Exploração e Produção (QGEP) in July 2017. Closing is subject to customary conditions, including partner and government approval and is expected within a year.

In the second quarter of 2018 Equinor completed the divestment of 39.5% of its 76% interest in BM-S-8, agreed in October 2017. 36.5% interest was divested to ExxonMobil and 3% to Galp for a total consideration of USD 1,493 million. The transaction is accounted for in the E&P International segment with no impact on the Consolidated statement of income. The cash proceeds from the sale were USD 1,016 million and the divested assets were previously presented as Assets classified as held for sale.

Acquisition of interest in Roncador field in Brazil

In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. Equinor paid Petrobras a cash consideration of USD 2,133 million, in addition to recognising a liability for contingent consideration of USD 392 million. The assets and liabilities related to the acquired portion of Roncador have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor’s property, plant and equipment of USD 2,550 million, intangible assets of USD 392 million and an increase in provisions of USD 808 million, the values include measurement period adjustment reflecting the new information received in the fourth quarter 2018. At this stage, both the purchase price and the purchase price allocation are preliminary. The partners have joint control and Equinor will account for its interest on a pro-rata basis. The transaction has been accounted for in the E&P International segment.

Acquisition of  Cobalt’s North Platte interest in the Gulf of Mexico

In the first quarter of 2018 Equinor’s co-bid with Total in the bankruptcy auction for Cobalt’s interest in the North Platte discovery was successful with an aggregate bid of USD 339 million. The transaction was closed in April 2018. Upon closing, Total as operator owns 60% of North Platte and Equinor owns the remaining 40%. The value of the acquired exploration assets has been recognised in the E&P International segment for an amount of USD 246 million as intangible assets. Additionally, the transaction includes a contingent consideration up to USD 20 million.

Acquisition of interests in Martin Linge field and Garantiana discovery

In the first quarter of 2018 Equinor and Total closed an agreement to acquire Total’s equity stakes in the Martin Linge field (51%) and the Garantiana discovery (40%) on the NCS. Through this transaction Equinor increased the ownership share in the Martin Linge field from 19% to 70%. Equinor has paid Total a consideration of USD 1,541 million and has taken over the operatorships. The assets and liabilities related to the acquired portion of Martin Linge and Garantiana have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor’s property, plant and equipment of USD 1,418 million, intangible assets of USD 116 million, goodwill of USD 265 million, deferred tax liabilities of USD 265 million and other assets of USD 7 million. The partners have joint control and Equinor continues to account for its interest on a pro-rata basis using Equinor's new ownership share. The transaction has been accounted for in E&P Norway segment.

4 Financial items

Quarters				Full year
Q4 2018	Q3 2018	Q4 2017	(in USD million)	2018	2017

68	(77)	112	Gains (losses) on net foreign exchange	(166)	126
39	97	112	Interest income and other financial items	283	487
(12)	(109)	73	Gains (losses) on derivative financial instruments	(341)	(61)
(274)	(259)	(336)	Interest and other finance expenses	(1,040)	(903)

(179)	(348)	(39)	Net financial items	(1,263)	(351)

The line item Interest income and other financial items includes expenses of USD 64 million in the full year 2018 related to implementation of IFRS 9. See note 9 Changes in accounting policies 2018.

The line item Interest and other finance expenses includes an income of USD 319 million in the full year 2017 related to a release of a provision. See note 23 Other commitments, contingent liabilities and contingent assets in Equinor’s 2017 Annual Report and Form 20-F.

Equinor has a US Commercial paper program available with a limit of USD 5 billion of which USD 842 million has been utilised as of 31 December 2018.

In 2018 Equinor issued a USD 1 billion bond with 10 years maturity. The bond was issued in USD and is fully and unconditionally guaranteed by Equinor Energy AS.

5 Income taxes

Quarters				Full year	Full year
Q4 2018	Q3 2018	Q4 2017	(in USD million)	2018	2017

6,566	4,249	5,144	Income/(loss) before tax	18,874	13,420
(3,200)	(2,583)	(2,568)	Income tax expense	(11,335)	(8,822)
48.7%	60.8%	49.9%	Effective tax rate	60.1%	65.7%

The tax rate for the fourth quarter of 2018 and for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest at the Norwegian continental shelf as described in note 3 Acquisitions and disposals. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 560 million in the fourth quarter of 2018 and USD 910 million for the full year 2018 reflected in the E&P International segment.

The tax rate for the fourth quarter of 2017 was primarily influenced by reversal of impairments recognised in countries with unrecognised deferred tax assets.

The tax rate for the full year 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Equinor’s participation in several blocks offshore Angola.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2017	63,637	8,621
Additions through business combinations	3,968	773
Additions	9,021	1,302
Transfers	161	(161)
Disposals and reclassifications	96	(367)
Expensed exploration expenditures and impairment losses	-	(357)
Depreciation, amortisation and net impairment losses	(9,236)	(13)
Effect of foreign currency translation adjustments	(2,384)	(127)

Balance at 31 December 2018	65,262	9,672

Equinor’s Block 2 Exploration License in Tanzania was formally due to expire in June 2018, but based on communication with the applicable Tanzanian authorities, continues to be in operation while the process related to the grant of a new exploration licence to the existing licensees for the block is ongoing. The Block 2 asset remains capitalised within Intangible assets in the E&P International segment as of 31 December 2018.

Impairments/reversal of impairments

For information on impairment losses and reversals per reporting segment see note 2 Segments.

Full year 2018	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(604)	237	(367)
Acquisition costs related to oil and gas prospects	-	52	52

Total net impairment losses (reversals) recognised	(604)	289	(315)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Dividends

A dividend of USD 0.23 per share was approved for the second quarter of 2018 and paid in the fourth quarter of 2018. For the third quarter of 2018 a dividend of USD 0.23 will be paid around 28 February 2019. The Equinor share will trade ex-dividend 19 February on Oslo Børs (OSE) and on New York Stock Exchange (NYSE). Record date will be 20 February.

On 5 February 2019 the board of directors proposed to declare a dividend for the fourth quarter of 2018 of USD 0.26 per share (subject to approval by the AGM). The Equinor share will trade ex-dividend 16 May 2019 on OSE and 17 May 2019 for ADR holders on NYSE. Record date will be 20 May 2019 on OSE and NYSE. Payment date will be around 29 May 2019.

		Full year		Full year
Dividends	Q4 2018	2018	Q4 2017	2017

Dividends paid in cash (in USD million)	760	2,672	373	1,491
USD per share or ADS	0.2300	0.9101	0.2201	0.8804
NOK per share	1.9632	7.4907	1.7953	7.2615

Scrip dividends (in USD million)	0	338	340	1,357
Number of shares issued (in million)	0.0	15.5	17.5	78.1

Total dividends	760	3,010	713	2,848

8 Provisions, commitments, contingent liabilities and contingent assets

Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field. In October 2015, Equinor received the Expert’s final ruling which implied a reduction of 5.17 percentage points in Equinor’s equity interest in the field. Equinor had previously initiated arbitration proceedings to set aside interim decisions made by the Expert, but this was declined by the arbitration tribunal in its November 2015 judgment. Equinor proceeded to the Court of Appeal to have the arbitration award set aside, but the appeal was dismissed in the fourth quarter of 2018. Equinor is currently considering an appeal of this ruling to the Supreme Court. In 2016 Equinor also initiated arbitration to set aside the Expert’s final ruling. The award in this arbitration was delivered in the second quarter of 2018, dismissing Equinor’s claim. At the time of the arbitration award, there was no impact on Equinor’s accounting for the Agbami redetermination, as the outcome had been provided for in line with the Expert’s ruling.

In 2018, Equinor also explored the possibility of an out-of-court settlement of the redetermination dispute. A non-binding agreement has been reached during the fourth quarter of 2018. Equinor’s best estimate related to the redetermination has changed, and the provision net of tax has been reduced by USD 349 million in the fourth quarter. The reversal of the provision has been recognised in the Consolidated statement of income, combined with the effect of volumes lifted as of 31 December 2018, mainly through an increase in other revenue of USD 774 million, increase in depreciation, amortisation and net impairment losses of USD 143 million, and increased tax cost of USD 297 million.

As of 31 December 2018, Equinor’s remaining provision net of tax related to the Agbami redetermination amounts to USD 854 million. The provision is reflected within Non-current provisions in the Consolidated balance sheet.

On 28 February 2018, Equinor received a notice of deviation from Norwegian tax authorities related to an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime, increasing the maximum exposure in this matter to approximately USD 500 million. Equinor provided for its best estimate in the matter.

Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The range of exposure related to ongoing arbitration broadened in the second quarter of 2018, and the exposure for Equinor has been estimated to an amount equivalent to approximately USD 1.2 billion for gas delivered prior to year-end 2018. Based on Equinor’s assessment, no provision is included in the Consolidated financial statements at year-end 2018. Price review arbitration related changes in provisions throughout 2018 are immaterial and have been reflected in the Consolidated statement of income as adjustments to revenue from contracts with customers.

In March 2016 Equinor Energy AS, acting on behalf of the Troll field partners, terminated a long-term contract for the drilling rig COSL Innovator. The termination was disputed in court by the rig owner COSL Offshore Management AS (COSL). Equinor’s share of the total exposure, based on COSL’s original claim, has been estimated to be approximately USD 200 million excluding penalty interest. In May 2018, the court of first instance (Oslo District Court) ruled that while the contract could be cancelled according to the applicable clauses of the contract and with payment of the appropriate cancellation charge, the contract had not been validly terminated. In June 2018 both parties appealed the verdict to the court of appeal. Oslo District Court’s ruling is consequently not final. Equinor intends to defend its own and the Troll partners’ position and considers it to be more likely than not that the final verdict will conclude that the termination of the rig contract was valid under its terms. No provision related to the dispute is included in Equinor’s accounts as of 31 December 2018.

In October 2018, Supreme Court of Nigeria rendered a judgement in a dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in favour of the latter. The Supreme Court judgement provides for potential retroactive adjustment of certain production sharing contracts in favour of the Federal Government, including OML 128 (Agbami) where Equinor has 53,85% equity interest. Equinor sees no merit to the case. No provision has been made for this matter.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Changes in accounting policies 2018

With effect from 1 January 2018, Equinor has implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor has voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows.

Information about each accounting policy change is available in the following. For certain tables as listed below, reference is however made to note 9 of Equinor’s first quarter 2018 Condensed interim financial statements;

•           IFRS 9: Table showing the financial assets at 1 January 2018 by category, according to previous requirements and according to IFRS 9, with differences in carrying amounts noted.

•           Change in Cash flow presentation – restatement of comparative periods: Tables showing originally reported and restated amounts for the full years 2017 and 2016, and for the four quarters of 2017.

IFRS 9 Financial Instruments
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 has been implemented retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The implementation impact of IFRS 9 is immaterial, and Equinor’s equity as at January 2018 have consequently not been adjusted upon adoption of the standard. In accordance with the IFRS 9’s transitional provisions, comparative figures have not been restated.

There are no changes related to classification of Equinor’s liabilities following the implementation of IFRS 9.

Portions of Equinor’s cash equivalents and current financial investments tied to liquidity management, which under IAS 39 was classified as held for trading and reflected at fair value through profit and loss, are under IFRS 9 to be measured at amortised cost, based on an evaluation of the contractual terms and the business model applied. The impact of the change is immaterial.

For certain financial assets previously classified as Available for sale (AFS), changes in fair value which under IAS 39 was reflected in OCI, are reflected in profit and loss under IFRS 9. As a result, fair value loss of USD 64 million that had been accumulated in the available-for-sale financial assets reserve were expensed in the statement of income as an implementation effect.

No significant changes were made for Equinor’s expected loss recognition process to satisfy IFRS 9’s financial asset impairment requirements. Credit risk related to financial assets measured at amortised cost is immaterial.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 covers the recognition of revenue in the financial statements and related disclosure, and has replaced existing revenue recognition guidance, including IAS 18 Revenue. Equinor has implemented IFRS 15 retrospectively, with the cumulative effect recognised at the date of initial application. The impact on Equinor’s equity was immaterial. As allowed by the standard, prior periods have not been restated. Total revenues and other income in the Consolidated statement of income has not been impacted materially by the implementation of IFRS 15.

IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue is recognised upon satisfaction of the performance obligations for the amounts that reflect the consideration to which Equinor expects to be entitled in exchange for those goods and services. Under IFRS 15, revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

The accounting for Equinor’s sale of the SDFI’s natural gas and crude oil under IFRS 15 has not led to changes compared to the practice under IAS 18.

With effect from 1 January 2018, Equinor has presented ‘Revenue from contracts with customers’ and ‘Other revenue’ (USD 19.9 billion and USD 1.8 billion in the fourth quarter of 2018, and USD 77.7 billion and USD 0.8 billion for the year 2018) as a single caption, Revenues, in the Consolidated statement of income. The impact of commodity-based derivatives within Other revenue increased Revenues with USD 1.4 billion in the fourth quarter of 2018, and decreased Revenues with USD 0.2 billion for the year 2018. In addition to the impact of commodity-based derivatives connected with sales contracts or revenue-related risk management, ‘Other revenue’ mainly includes taxes paid in kind under certain production sharing agreements (PSAs) and adjustments for imbalances between oil and gas production and sales. These items represent a form of revenue, or are closely connected to revenue transactions. In addition, the impact of certain commodity-based earn-out and contingent consideration agreements are now presented under 'Other income'. These elements were previously presented within Revenues.

Change in accounting for lifting imbalances
Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Prior to 2018, Equinor recognised revenue on the basis of volumes lifted and sold to customers during the period (the sales method). Under the new method, during 2018 Equinor recognises revenues according to Equinor’s ownership in producing fields, where the accounting for the imbalances is presented as Other revenue. This voluntary change in policy has been made because it better reflects Equinor’s operational performance, and at the time of the decision also increased comparability with the financial reporting of Equinor’s peers. The change in policy affects the timing of revenue recognition from oil and gas production; however, the implementation impact recognised in the first quarter of 2018 was immaterial. Equinor’s equity as at 1 January 2018 has consequently not been adjusted upon the change in policy, and comparative figures have not been restated. For information on the method to be applied by Equinor in accounting for lifting imbalances as of 1 January 2019, reference is made to Note 1 Organisation and basis of preparation.

Change in Cash flow presentation – restatement of comparative periods
Equinor has changed its presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the Consolidated statement of cash flows. The presentation was changed to better reflect the cash impact of the different items within operating, investing and financing activities. The changes impact the classification of cash flow items within cash flows provided by operating activities and reclassification of cash flow elements relating to foreign exchange derivatives from operating activities to investing and financing activities.

Changes to classification of foreign currency derivatives
Equinor applies foreign currency derivatives to hedge currency exposure related to financial investments and long-term debt in foreign currencies. Cash receipts and payments related to these derivatives have previously been classified as an operating cash flow together with cash flows from other derivative positions. To better align the cash receipt and payments from foreign currency derivatives with the cash flows related to the underlying hedged items, the cash receipts and payments from these derivatives have been reclassified from an operating cash flow to an investing or financing cash flow depending on the nature of the hedged item.

Changes to classification of non-cash currency effects
Non-cash currency exchange gains and losses and currency translation effects previously presented as part of the individual line items within Cash flows provided by operating activities have been reclassified into the line item gain/loss on foreign currency transactions and balances. This to better distinguish changes in items relating to operating activities, i.e. decrease/increase in working capital, from the balance sheet impact of non-cash currency effects.

Changes to classification related to working capital items
Certain items that previously have been presented as part of change in working capital have been reclassified to other items related to operating activities if the nature of the item is non-cash provisions.

10 IFRS 16 Leases

IFRS 16 Leases, which will be implemented by Equinor on 1 January 2019, covers the recognition of leases and related disclosure in the financial statements, and will replace IAS 17 Leases. The new standard defines a lease as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In the financial statement of lessees, IFRS 16 requires recognition in the balance sheet for each contract that meets its definition of a lease as right-of-use (RoU) asset and lease liability, while lease payments are to be reflected as interest expense and a reduction of lease liabilities. The right-of-use assets are to be depreciated over the shorter of each contract’s term and the assets’ useful life. IFRS 16 will also lead to changes in the classification of lease-related payments in the statement of cash flows, where the portion of lease payments representing down-payments of lease liabilities will be classified as cash flows used in financing activities.

The standard implies a significant change in lessees’ accounting for leases currently defined as operating leases under IAS 17.

Equinor is for the most part a lessee in applying lease accounting, and the descriptions below consequently reflect lessee accounting. However, in certain instances, particularly as relates to Equinor’s role as operator in unincorporated joint operations (licenses), lessor accounting is applied.

Upon implementation of IFRS 16, the following main implementation and application policy choices have been made by Equinor;

IFRS 16 transition choices

•           IFRS 16 will be implemented retrospectively with the cumulative effect of initially recognising the standard as an adjustment to retained earnings at the date of initial application, and without restatement of prior periods’ reported figures (“the modified retrospective method”)

•           Contracts already classified either as leases under IAS 17 or as non-lease service arrangements will maintain their respective classifications upon the implementation of IFRS 16 (“grandfathering of contracts”)

•           Leases for which the lease term ends within 12 months of 1 January 2019 will not be reflected as leases under IFRS 16

•           Right-of-use assets will for most contracts initially be reflected at an amount equal to the corresponding lease liability. Any existing onerous contract provisions related to leases will reduce the value of the corresponding RoU asset to be recognized

IFRS 16 policy application choices

•           Short term leases (12 months or less) and leases of low value assets will not be reflected in the balance sheet but will be expensed or (if appropriate) capitalised as incurred, depending on the activity in which the leased asset is used

•           Non-lease components within lease contracts will be accounted for separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as incurred, depending on the activity involved

Significant accounting interpretations and judgments related to the IFRS 16 application

IFRS 16 in general, as well as the policy application choices made, involve several accounting interpretations and application of judgement which will impact Equinor’s Consolidated financial statements. The accounting issues and interpretations which will most significantly affect the implementation of IFRS 16 in Equinor are summarised below.

Distinguishing operators and joint operations as lessees, including sublease considerations
The most significant accounting judgment in Equinor’s application of IFRS 16 has been and remains distinguishing between the joint operation (licenses) or the operator as the relevant lessee in upstream activity lease contracts, and consequently whether such contracts are to be reflected gross (100%) in the operator’s financial statements, or according to each joint operation partner’s proportionate share of the lease.

In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement.

In many cases where an operator is the sole signatory to a lease contract of an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Equinor this includes the Norwegian continental shelf (NCS), the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licenses). As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine:

•           Whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent sub-leases, or;

•           Whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease

Depending on facts and circumstances in each case, the conclusions reached may vary between contracts and legal jurisdictions.

In summary, Equinor expects to recognise lease liabilities based on the principles described below. In the following, the term “license” references non-incorporated joint operations and similar arrangements;

Leases to be recognised by Equinor as the operator of a license

Where all partners in a license are considered to share the primary responsibility for lease payments under a contract, the related lease liability and RoU asset will be recognised net by Equinor, on the basis of Equinor’s participation interest in the license. Such instances include contracts where all license partners have co-signed a lease contract, or when Equinor as the operator of the license has been given a legally binding mandate to sign the external lease contract on behalf of the license partners, provided that this mandate makes all license participants primary liable for the external lease liability.

Equinor will recognise a lease liability on a gross (100%) basis when it is considered to have the primary responsibility for the full external lease payments. When a financial sublease is considered to exist between Equinor and a license, Equinor will derecognise a portion of the RoU asset equal to the non-operators’ interests in the lease, and instead recognise a corresponding financial lease receivable. A financial sublease will typically exist where Equinor enters into a contract in its own name, where it has the primary responsibility for the external lease payments, where the leased asset is to be used on one specific license, and where the costs and risks related to the use of this asset are carried by that specific license.

Where Equinor reports its lease liabilities on a gross basis, due to being considered the primary responsible for the external lease payment, and where the use of the leased asset on a license is not considered a financial sublease, Equinor will recognise the related RoU asset on a gross basis. Lease payments recovered by Equinor from its license partners based on their proportionate shares of the lease will be recognised as other revenues. Such expenses have under the previous lease accounting rules been reflected net by Equinor, on the basis of Equinor’s net participation interest in the license. Expenses which are not included in a recognised lease obligation, such as payments for short term leases, non-lease components and variable lease payments, will continue to be reported net in Equinor’s statement of income, on the basis of Equinor’s net participation interest.

Leases to be recognised by Equinor as a non-operator of a license

As a license participant, but non-operator, of an oil and gas license, Equinor will recognise its proportionate share of a lease when Equinor is considered to share the primary responsibility for a license committed lease liability. This includes contracts where Equinor has co-signed a lease contract, or contracts for which the operator has been given a legally binding mandate to sign the external lease contract on behalf of the license partners.

Equinor will also recognise its proportionate share when a lease contract is entered by the operator of a license, and where the operator’s use of the leased asset represents a sublease from the operator to the license. A sublease is considered to take place in situations where the operator agrees with its license partners that an identified asset is committed to be used solely in the operations of the specific license for a specified period of time, and where the use of the asset is deemed to be controlled jointly by the license partnership.

Reporting of rig sharing arrangements

As a significant operator on the NCS, Equinor might sign lease contracts on behalf of one or more individual licenses which have committed to use the leased rig for specific periods of time. A rig sharing arrangement will determine where and when the rig will be used throughout the contract period. When a license is considered a lessee in a rig sharing arrangement, the license is considered a lessee for its respective portion of the full lease period. Accordingly, Equinor will account for these lease contracts from a license perspective, both with regards to considering when to use the short-term exemption from IFRS 16’s requirements, and when determining the commencement of the lease.

When a rig lease is entered in Equinor’s own name, the lease liability will be recognised in Equinor’s Consolidated balance sheet on a gross (100%) basis. However, Equinor will not recognise any lease liability for periods where the rig is formally assigned to another party, effectively transferring both the right to use the leased asset and the primary responsibility for lease payments under the contract to this other party.

When a leased asset is assigned to a license for more than one non-consecutive periods within the same contract, Equinor will account for these non-consecutive periods in combination, both when considering whether to use the short-term exemption, and when determining the commencement of the lease.

Separation of lease and non-lease components

Many of Equinor’s lease contracts, such as rig and vessel leases, involve a number of additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services represent a not inconsiderable portion of the total contract value. Where the additional services are not separately priced, the consideration paid has been allocated based on the relative stand-alone prices of the lease and non-lease components. Equinor’s previous practice for lease commitments reporting was to not distinguish fixed non-lease components within a lease contract from the actual lease components. The choice made under IFRS 16 to account for non-lease components separately for all classes of assets consequently represents a change in Equinor’s reporting of leases.

Evaluating the impact of option periods for the lease terms
Many of Equinor’s major leases, such as leases of vessels, rigs and buildings, include options to extend the lease term. Under IFRS 16, the evaluation of whether each lease contract’s extension options are considered reasonably certain to be exercised, are made at commencement of the leases and subsequently when facts and circumstances which are under the control of Equinor require it. In Equinor’s view, the term ‘reasonably certain’ implies a probability level significantly higher than ‘probable’, and this has been reflected in Equinor’s evaluations.

Distinguishing fixed and variable lease payment elements
Under IFRS 16, fixed and in-substance fixed lease payments are to be included in the commencement date computation of a lease liability, while variable payments dependent on use of the asset are not. Particularly as regards drilling rig leases, Equinor’s lease contracts include fixed rates for when the asset in question is in operation, and various alternative, lower rates (“stand-by rates”) for periods where the asset is engaged in specified activities or idle, but still under contract. In general, variability in lease payments under the contract has its basis of different uses and activity levels, and the variable elements have been determined to relate to non-lease components only. Consequently, the lease components of these contractual payments are considered fixed for the purposes of IFRS 16.

Determining the incremental borrowing rate to be used as discount factor
In measuring the present value of the lease liability under IFRS 16, the standard requires that the lessee’s incremental borrowing rate be used as discount factor if the rate implicit in the lease cannot be readily determined. In establishing Equinor’s lease liabilities, the incremental borrowing rates used as discount factors in discounting payments are established based on a consistent approach reflecting the Group’s borrowing rate, the currency of the obligation, the duration of the lease term, and the credit spread for the legal entity entering the lease contract.

Expected impact from implementation of IFRS 16 on Equinor’s financial statements

Balance sheet

Equinor currently expects that the implementation of IFRS 16 on 1 January 2019 will increase the Consolidated balance sheet by adding lease liabilities of approximately USD 4 billion and a corresponding right of use assets on the asset side. Consequently, equity is not expected to be impacted from the implementation of IFRS 16. The figure is a preliminary estimate, on basis of Equinor’s current policy interpretations.

Certain policy interpretation elements are currently under review by the IASB and the IFRS Interpretations Committee (IFRIC), particularly related to the recognition of leases entered by operators in the oil and gas industry for the use in joint operations (gross/net/sublease accounting issues, as discussed above). Equinor considers its current interpretations and application of IFRS 16 on these matters, as also described above, to be sufficiently in line with statements made by the IASB and the IFRIC.

The estimated impact on Equinor’s balance sheet is lower than the operating lease commitments disclosed in note 21 in Equinor’s annual financial statements for 2017. In addition to changes in the lease portfolio during 2018, the main reasons for this reduction are that certain contractual payments included in the lease commitments will not be included in the lease liabilities to be reported in the opening balance per 1 January 2019 under IFRS 16. This include short term leases and lease contracts which ends within 2019, certain non-lease components previously reported as part of lease commitments and lease commitments related to leases not yet commenced. Reference is made to the policy descriptions above for explanations of the reconciling items. Leases not yet commenced relates to situations where a contract is signed, but where Equinor has not yet obtained the right to control an underlying identified asset, either on its own or through a joint operation.

Lease liabilities are further reduced from discounting, as lease liabilities under IFRS 16 are discounted net present values while lease commitments have historically been reported at nominal payments.

These effects are partially offset by higher reported lease liabilities relating to lease contracts entered for the use on operated licenses. Following the policy interpretation described above, Equinor will report lease liabilities on a gross basis for contracts where Equinor has the primary responsibility for a lease payment towards an asset owner. Where Equinor has entered such contracts solely for the use on operated licenses, and where the licenses have committed to share the costs of these lease contracts, these lease commitments have previously been reported on a net basis, reflecting Equinor’s net commitment. In particular, lease contracts for assets used to serve Equinor’s portfolio of operated assets across licenses on the NCS, and where the contract is not signed on behalf of a specific license have previously been reported on a net basis but will be reported gross under IFRS 16. However, as most license specific leases on the NCS, such as rigs and FSOs, are entered on behalf of specific licenses, these leases will continue to be reported on a net basis, consistent with previously reported lease commitments.

Extension and termination options within the lease contracts are in all material respect reported on the same basis as under IAS 17 Leases. Most leases are used in operational activities. The extension options which are considered reasonably certain to be exercised are mainly those for which operational decisions have been made which make the leased assets vital to the continued relevant business activities.

Statement of income

In the Consolidated statement of income, operating lease costs will be replaced by depreciation and interest expenses. For leases allocated to activities which are capitalised, the costs will continue to be expensed as before, through depreciation of the asset involved or through the subsequent expensing of capitalised exploration.

Equinor expects more currency volatility within financial items due to recognition of lease liabilities in foreign currencies. In particular, this relates to USD-denominated lease contracts for assets such as drilling rigs and supply vessels used on the NCS, where the contract is entered into by an Equinor entity with NOK as its functional currency, and NOK-based office leases entered into by Equinor ASA, which has USD as its functional currency.

Cash flow statement

In the cash flow statement, lease down-payments will be presented as a cash flow used in financing activities under IFRS 16. Previously, operating lease costs were presented within cash flows from operations or investing cash flows respectively, depending on whether the leased asset is used in operating activity or activities that are capitalised.

In situations where Equinor is considered to have the primary responsibility for a lease liability, and consequently reports the lease liability on a gross basis, any corresponding payments from partner recharges recognised as other revenue in the income statement will also be reported on a gross basis in the cash flow statement, with the gross lease payments being recognised as a financing cash flow and the recharge from partners recognised as an operating cash flow.

Consequently, cash flows from operating activities will increase and cash flow used in investing activities will be reduced due to the implementation of IFRS 16.

Segment reporting

Equinor does not plan changes to how management will monitor and follow up lease contracts used in its business operations. All lease contracts will therefore be presented within Equinor’s “Other”-segment, and the E&P segments as well as the MMP segment will continue to be presented without reflecting IFRS 16 lease accounting. In these segments, the costs of operating leases will be presented as operating costs rather than depreciation and interests. A corresponding credit will be recognised in the “Other”-segment to offset the lease costs recognised in the E&P and MMP segments.

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	Operational data	2018	2017	Change

				Prices
67.8	75.3	61.3	11%	Average Brent oil price (USD/bbl)	71.1	54.2	31%
59.8	69.1	57.2	5%	E&P Norway average liquids price (USD/bbl)	64.3	50.2	28%
58.1	65.9	54.4	7%	E&P International average liquids price (USD/bbl)	61.6	47.6	29%
59.0	67.6	56.0	5%	Group average liquids price (USD/bbl)	63.1	49.1	29%
497	557	457	9%	Group average liquids price (NOK/bbl) [1]	513	405	27%
6.40	5.48	4.90	31%	Transfer price natural gas (USD/mmbtu) [9]	5.65	4.33	31%
7.67	6.99	6.27	22%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	7.04	5.55	27%
3.58	2.58	2.53	42%	Average invoiced gas prices - North America (USD/mmbtu) [8]	3.04	2.73	11%
4.1	6.9	5.5	(24%)	Refining reference margin (USD/bbl) [2]	5.3	6.3	(16%)

				Entitlement production (mboe per day)
571	547	588	(3%)	E&P Norway entitlement liquids production	565	594	(5%)
454	458	394	15%	E&P International entitlement liquids production	434	415	5%
1,026	1,005	982	4%	Group entitlement liquids production	999	1,009	(1%)
745	688	788	(5%)	E&P Norway entitlement gas production	722	740	(2%)
249	202	191	30%	E&P International entitlement gas production	218	173	26%
995	890	979	2%	Group entitlement gas production	940	913	3%
2,020	1,895	1,962	3%	Total entitlement liquids and gas production [3]	1,940	1,922	1%

				Equity production (mboe per day)
571	547	588	(3%)	E&P Norway equity liquids production	565	594	(5%)
580	586	532	9%	E&P International equity liquids production	567	545	4%
1,152	1,133	1,120	3%	Group equity liquids production	1,132	1,139	(1%)
745	688	788	(5%)	E&P Norway equity gas production	722	740	(2%)
273	245	225	21%	E&P International equity gas production	256	200	28%
1,019	933	1,013	1%	Group equity gas production	979	941	4%
2,170	2,066	2,134	2%	Total equity liquids and gas production [4]	2,111	2,080	1%

				MMP sales volumes
211.8	204.1	215.0	(2%)	Crude oil sales volumes (mmbl)	845.4	817.0	3%
13.8	12.8	13.9	(1%)	Natural gas sales Equinor entitlement (bcm)	52.8	52.0	1%
1.6	1.3	1.7	(6%)	Natural gas sales third-party volumes (bcm)	5.7	6.4	(11%)

EXCHANGE RATES

Quarters			Change		Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	Exchange rates	2018	2017	Change

0.1186	0.1214	0.1226	(3%)	NOK/USD average daily exchange rate	0.1229	0.1210	2%
0.1151	0.1223	0.1219	(6%)	NOK/USD period-end exchange rate	0.1151	0.1219	(6%)
8.4298	8.2366	8.1577	3%	USD/NOK average daily exchange rate	8.1338	8.2630	(2%)
8.6885	8.1777	8.2050	6%	USD/NOK period-end exchange rate	8.6885	8.2050	6%
1.1413	1.1628	1.1774	(3%)	EUR/USD average daily exchange rate	1.1798	1.1288	5%
1.1450	1.1576	1.1993	(5%)	EUR/USD period-end exchange rate	1.1450	1.1993	(5%)

HEALTH, SAFETY AND THE ENVIRONMENT

	Full year	Full year
Health, safety and the environment	2018	2017

Injury/incident frequency
Total recordable injury frequency (TRIF)	2.8	2.8
Serious Incident Frequency (SIF)	0.5	0.6
Oil spills
Accidental oil spills (number of)	239	207
Accidental oil spills (cubic metres)	141	34

	Full year	Full year
Climate	2018	2017

Upstream CO2 intensity (kg CO2/boe) 1)	9	9

1)      For Equinor operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total marketed hydrocarbon production (boe).

Quarters			Change	Exploration expenses	Full year
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	(in USD million)	2018	2017	Change

233	135	149	56%	E&P Norway exploration expenditures (activity)	573	472	21%
295	182	193	53%	E&P International exploration expenditures (activity)	865	762	13%

528	316	343	54%	Group exploration expenditures (activity)	1,438	1,234	17%
16	24	5	>100%	Expensed, previously capitalised exploration expenditures	68	73	(8%)
(138)	(102)	(49)	>100%	Capitalised share of current period's exploration activity	(390)	(167)	>100%
36	0	(506)	N/A	Impairment (reversal of impairment)	289	(81)	N/A

442	239	(207)	N/A	Exploration expenses IFRS	1,405	1,059	33%

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to Equinor’s returns, balance sheet and long-term underlying earnings growth; cash flow and returns and the average break-even price; start-up of projects through 2025, including Johan Sverdrup; Equinor’s digitalisation and innovation; expected carbon emissions from the current portfolio; building a profitable renewable energy portfolio; market outlook and future economic projections and assumptions; capital expenditure and exploration guidance for 2019 and beyond; production guidance through 2025 and unit production cost through 2020; CAGR for the period 2019 – 2025; organic capital expenditure for 2019; Equinor’s intention to mature its portfolio; exploration and development activities, including estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2019; planned maintenance activity and the effects thereof for 2019; expected dividend payments and dividend subscription price; estimated provisions and liabilities, including the COSL Offshore Management AS litigation; implementation of IFRS 16, and the impact thereof; planned and announced acquisitions and divestments, including timing and impact thereof, including the acquisition of lease OCS-A 0520 in Massachusetts, the swap of interests with Faroe Petroleum in the NCS, the acquisition of Danske Commodities, the acquisition of Chevron’s interest in the Rosebank project and other pending acquisitions and divestments discussed in this report; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor’s business, is contained in Equinor’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor’s 2017 Annual Report and Form 20-F is available at Equinor’s website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1.     The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.     The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.     Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.     Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     Not applicable this quarter.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.     The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.     The internal transfer price paid from MMP to E&P Norway.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EQUINOR ASA

(Registrant)

Dated: 06 February, 2019

By: ___/s/ Lars Christian Bacher

Name: Lars Christian Bacher

Title:    Chief Financial Officer